EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (1)

($ amounts in millions)
Years Ended 2007, 2006, 2005, 2004 and 2003

	2008	2007	2006	2005	2004

Income (loss) from continuing operations before income taxes, minority interest and earnings attributed to mandatorily
redeemable noncontrolling interests (2)	$(291.3)	$138.5	$165.4	$153.9	$140.5

Less: Equity in earnings (losses) of venture capital partnership investments	(3.9)	0.3	1.1	14.8	19.3

Add: Distributed earnings of affiliates	—	—	—	—	1.5
Distributed earnings of venture capital partnership investments	2.8	6.9	6.7	68.0	50.4

Income (loss) from continuing operations before income taxes, minority interest, equity in undistributed earnings of affiliates and
venture capital partnership investments	$(284.6)	$145.1	$171.0	$207.1	$173.1

Fixed Charges:
Interest expense on indebtedness (3)	$36.7	$44.2	$49.2	$46.6	$40.8
Stock purchase contract adjustment payments	—	—	—	7.4	8.2
Interest expense attributable to rentals	1.1	1.2	4.2	2.3	3.5
Fixed charges, exclusive of interest credited on policyholder
contract balances	$37.8	$45.4	$53.4	$56.3	$52.5
Interest credited on policyholder contract balances	154.3	157.0	171.8	191.2	201.6
Total fixed charges, inclusive of interest credited on policyholder
contract balances	$192.1	$202.4	$225.2	$247.5	$254.1

Income (loss) from continuing operations before income taxes, minority interest, equity in undistributed earnings of affiliates and
venture capital partnership investments and fixed charges	$(92.5)	$347.5	$396.2	$454.6	$427.2

Ratio of earnings to fixed charges and preferred stock dividends	—	1.7	1.8	1.8	1.7

Additional earnings required to achieve 1:1 ratio coverage	$476.7	$—	$—	$—	$—

SUPPLEMENTAL RATIO — ratio of earnings to fixed charges
and preferred stock dividends exclusive of interest credited on policyholder contract balances:

Income (loss) from continuing operations before income taxes, minority interest , equity in undistributed earnings of affiliates
and venture capital partnership investments	$(284.6)	$145.1	$171.0	$207.1	$173.1

Fixed Charges:
Total fixed charges, as above	$37.8	$45.4	$53.4	$56.3	$52.5

Income (loss) from continuing operations before income taxes, minority interest, equity in undistributed earnings of affiliates and
venture capital partnership investments and fixed charges	$(246.8)	$190.5	$224.4	$263.4	$225.6

Ratio of earnings to fixed charges and preferred stock dividends	—	4.2	4.2	4.7	4.3

Additional earnings required to achieve 1:1 ratio coverage	$476.7	$—	$—	$—	$—

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(1)

We had no dividends on preferred stock for the years 2004 to 2008.

(2)

Earnings attributed to mandatorily redeemable noncontrolling interests included in Other operating expenses for the years 2008 through 2004 were $0.0 million, $0.0 million, $0.0 million, $6.7 million and $14.3 million, respectively.

(3)

Interest expense on collateralized obligations is not included as these are non-recourse liabilities to Phoenix and the interest expense is solely funded by assets pledged as collateral consolidated on our balance sheet.